Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS

Minnetonka, MN – August 4, 2016 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the second quarter (“Q2”) ended June 30, 2016, including a discussion of results of operations by segment.

Second Quarter 2016 Summary

•	Q2 2016 consolidated sales were $26.3 million, compared to $28.2 million in Q2 2015.

▪	Suttle’s total sales decreased 5% to $11.2 million; new product sales[1] increased 77% to $4.6 million.

▪	Transition Networks’ total sales fell 13% to $10.2 million; new product sales rose 117% to $2.5 million.

▪	JDL Technologies’ sales declined 1% to $4.7 million.

▪	Net2Edge’s sales increased 191% to $0.6 million.

•	Q2 2016 manufacturing sales were negatively impacted by a 46%, or $2.1 million, decline in international sales due to global economic weakness and adverse currency impact. Domestic manufacturing sales rose 2% to $19.6 million on the strength of new product sales.

•	Q2 2016 consolidated operating loss was $2.7 million compared to an operating loss of $1.7 million in Q2 2015.

▪	Suttle’s operating loss was $2.6 million versus an operating loss of $1.2 million in Q2 2015.

▪	Transition Networks’ operating loss was $0.4 million versus operating income of $0.4 million in Q2 2015.

▪	JDL Technologies’ operating income increased to $0.9 million from $44,000 in Q2 2015.

▪	Net2Edge’s operating loss was $0.7 million versus an operating loss of $0.9 million in Q2 2015.

•	Q2 2016 net loss was $2.5 million, or $(0.29) per diluted share, compared to a net loss of $1.0 million, or $(0.12) per diluted share, in Q2 2015.

•	Restructuring initiatives implemented year to date are expected to generate more than $3 million of annualized pre-tax savings at CSI’s manufacturing businesses.

•	Cash, cash equivalents, and investments totaled $18.3 million as of June 30, 2016.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “We reported mixed financial results for Q2 2016, but remain confident that our investment in research and development will continue to drive new product sales and our focus on operational excellence ultimately will return CSI’s manufacturing businesses to profitability. As a result of actions taken to date, we expect improved year-over-year operating performance in 2017 at both Suttle and Transition Networks, and anticipate an ongoing positive contribution from JDL Technologies.”

Mr. Lacey continued, “Despite the challenging quarter, Suttle’s new product sales increased 77% year over year to $4.6 million, or approximately 41% of total business unit sales in Q2 2016. This figure still fell short of our expectations due to delays in: (1) certain new technology adoptions; (2) customer-approval cycles related to technology shifts and adjusting requirements; and (3) product launches to secure IP. We are pleased that Suttle continues to expand its IP portfolio. Suttle’s lower gross margin and operating margin primarily reflects unabsorbed overhead from gearing up for a higher level of sales in Q2 2016. We are confident in Suttle’s future and expect several new products currently in various stages of the customer approval process to favorably impact results in early 2017. In parallel to OneCSI, our ongoing company-wide Lean Six Sigma initiative, in July 2016 we implemented right-sizing initiatives at Suttle that we estimate will generate more than $1.5 million of annualized pre-tax savings, positioning the unit for operating improvement in the second half of 2016 and 2017.

“While Transition Networks’ total revenue and operating income declined year over year due primarily to a slowdown in its international business, new product sales grew by 117% to $2.5 million, or approximately 25% of total business unit sales in Q2 2016. Year to date we have implemented right-sizing initiatives at Transition Networks that we estimate will generate approximately $2 million of annualized pre-tax savings. The business unit achieved a slight operating profit in June 2016.

“JDL Technologies reported a very strong quarter, with operating income increasing to $0.9 million from approximately breakeven in Q2 2015, driven by significant margin improvement, strength in our education vertical and an increased focus on recurring managed services initiatives. Subsequent to quarter end, JDL Technologies announced that it has signed a letter of intent to acquire the health information technology unit of Constellation, Inc. We are very excited about this potential acquisition, which would advance JDL Technologies’ strategy of further penetrating Midwest geographies and building on its premier healthcare managed services offering. We expect this deal to close in October 2016, pending the conclusion of the ongoing due diligence process.”

Mr. Lacey concluded, “We expect to continue to be challenged in the remainder of 2016 as we transition CSI’s manufacturing businesses away from legacy to new product sales, which represented a combined 33% of revenues. We also expect to continue our progress in creating a leaner organization with higher growth potential. At the same time, we are encouraged that JDL Technologies continues to execute successfully on its strategy to profitably grow its IT services business. We believe our combined efforts will translate into improved long-term results and increased value for CSI’s shareholders.”

1 “New product sales” represent sales from new products introduced within the last three years.

Q2 2016 Segment Financial Overview

Suttle

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Sales	$11,216	$11,788	$23,005	$22,378
Gross profit	1,100	2,255	3,145	3,696
Operating loss	(2,561)	(1,249)	(4,002)	(4,114)

Suttle’s sales decreased 5% to $11.2 million in Q2 2016, from $11.8 million in Q2 2015 due to a decline in legacy product volume in international markets. Sales to the major communication service providers increase 7% to $10.2 million in Q2 2016, from $9.6 million in Q2 2015, and comprised 91% of total segment revenues. Sales of structured cabling and connecting system products decreased 4% to $10.1 million in Q2 2016, from $10.5 million in Q2 2015, and accounted for 90% of total segment revenues. Suttle’s operating loss was $2.6 million in Q2 2016, compared to an operating loss of $1.2 million in Q2 2015.

Transition Networks

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Sales	$10,175	$11,753	$18,506	$19,518
Gross profit	4,402	5,322	7,586	8,480
Operating (loss) / income	(360)	356	(1,815)	(1,252)

Transition Networks’ sales decreased 13% to $10.2 million in Q2 2016, from $11.8 million in Q2 2015, due to a slowdown in international markets. Transition Networks’ operating loss was $0.4 million in Q2 2016, compared to operating income of $0.4 million in Q2 2015.

JDL Technologies

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Sales	$4,650	$4,718	$8,963	$5,583
Gross profit	1,867	1,100	3,322	1,141
Operating income	906	44	1,354	(725)

JDL Technologies’ sales were approximately $4.7 million in both Q2 2016 and Q2 2015. Revenue from the education sector totaled $3.7 million in Q2 2016, up slightly from $3.6 million in Q2 2015, due to ongoing wireless refresh projects. Sales to small and medium-sized commercial businesses declined 10% to $1.0 million in Q2 2016, from $1.1 million in Q2 2015, primarily as a result of the shift from professional services and infrastructure revenue to a more narrowed focus on recurring managed services initiatives. An improved sales mix contributed to a 70% increase in gross margin to $1.9 million in Q2 2016 from $1.1 million in Q2 2015. JDL Technologies reported operating income of $0.9 million in Q2 2016, compared to operating income of $44,000 in Q2 2015.

Net2Edge

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Sales	$591	$203	$1,159	$536
Gross profit	277	85	605	332
Operating loss	(654)	(869)	(1,057)	(1,318)

Net2Edge’s sales increased 191% to $0.6 million in Q2 2016, from $0.2 million in Q2 2015, due to increased sales of its new Liberator product line, which enables telecommunications carriers to connect legacy networks to high-speed services. Net2Edge reported an operating loss of $0.7 million in Q2 2016, compared to an operating loss of $0.9 million in Q2 2015.

Financial Condition

CSI’s balance sheet at June 30, 2016 included cash, cash equivalents, and investments of $18.3 million, working capital of $45.1 million, and stockholders’ equity of $65.3 million.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Edwin C. Freeman	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-996-1674	212-836-9608
efreeman@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Kalle Ahl, CFA
Chief Executive Officer	Senior Associate
952-996-1674	212-836-9614
kahl@equityny.com

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data
	Unaudited
	Three Months Ended		Six Months Ended
	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
Sales	$26,311,442	$28,197,661	$50,977,866	$47,742,597
Gross profit	7,375,743	8,538,869	14,144,761	13,425,808
Operating loss	(2,671,458)	(1,717,669)	(1,391,665)	(7,408,906)
Loss income before income taxes	(2,640,048)	(1,774,728)	(4,771,850)	(7,411,938)
Income tax (benefit) expense	(95,550)	(746,562)	239,316	(2,220,294)
Net loss	$(2,544,498)	$(1,028,166)	$(5,011,166)	$(5,191,644)

Basic net (loss) income per share	$(0.29)	$(0.12)	$(0.56)	$(0.60)
Diluted net (loss) income per share	$(0.29)	$(0.12)	$(0.56)	$(0.60)
Cash dividends per share	$0.16	$0.16	$0.32	$0.32

Average basic shares outstanding	8,849,236	8,707,564	8,899,056	8,648,321
Average dilutive shares outstanding	8,849,236	8,707,564	8,899,056	8,648,321

Selected Balance Sheet Data
	Unaudited
	Jun. 30, 2016	Dec. 31, 2015
Total assets	$85,946,384	$87,916,230
Cash, cash equivalents & investments	18,310,071	21,334,910
Working capital	45,142,325	46,448,294
Property, plant and equipment, net	16,615,954	17,468,420
Long-term liabilities	224,211	290,087
Stockholders’ equity	65,270,353	72,184,691